UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 4)*

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16938C106
(CUSIP Number)

No. 14 East Hushan Road
Tai'an City, Shandong 271000
People's Republic of China
(86) 538-620-2306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 16938C106	13D	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS Lin Ling Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,592,624(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,592,624(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,592,624(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes 50,000 shares of common stock issuable upon the exercise of a ten-year nonstatutory stock option granted to the Reporting Person by the Issuer under the Issuer's 2008 Equity Incentive Plan, exercisable within sixty (60) days of this report at $4.00 per share.

(2)

All percentage calculations set forth herein are based on 25,601,125 shares of Common Stock outstanding as of March 9, 2012 as reported on the Issuer's most recent annual report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 16938C106	13D	Page 3 of 6 pages

ITEM 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of China Biologic Products, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at No. 14 East Hushan Road, Tai'an City, Shandong, 271000, People's Republic of China. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a) This Amendment No. 4 to Schedule 13D is being filed by Lin Ling Li (the "Reporting Person").

(b) The business address of the Reporting Person is 14 East Hushan Road, Tai'an City, Shandong, 271000, People's Republic of China.

(c) Ms. Li is a principal shareholder of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People's Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement (the "Share Exchange Agreement") by and among the Issuer, Logic Express Limited ("Logic Express") and its stockholders. Upon the closing of the Share Exchange Agreement on July 18, 2006, Logic Express became a wholly-owned subsidiary of the Issuer and the former stockholders of Logic Express, including the Reporting Person, owned approximately 96.1% of the Issuer immediately prior to the private placement described below. The Reporting Person received 7,902,624 shares of the Issuer's Common Stock.

On July 18, 2006, the Issuer also completed a private placement transaction with a group of accredited investors. Pursuant to that certain securities purchase agreement, as amended (the "Securities Purchase Agreement" and together with the Share Exchange Agreement, the "Agreements"), the Issuer sold 2,200,000 shares of its Common Stock and five-year warrants to purchase 1,070,000 shares of the Issuer's Common Stock at an exercise price of $2.8425 per share, and at a purchase price of $1.895 per unit. In addition, the Reporting Person sold an aggregate of 1,040,000 shares of the Issuer's Common Stock at a price of $1.895 per share to the same investors. Following the consummation of the Securities Purchase Agreement, the Reporting Person owned 6,862,624 shares of the Issuer's Common Stock.

On May 30, 2010, the Reporting Person and another stockholder of the Issuer, Siu Ling Chan, entered into a stock purchase agreement (the "Stock Purchase Agreement") with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (collectively, "Warburg Pincus"), whereby subject to the satisfaction of certain closing conditions, the Reporting Person agrees to sell an aggregate of 1,500,000 shares of the Issuer's Common Stock at a price of $13.00 per share to Warburg Pincus.

On August 31, 2010, the Reporting Person entered into a separate stock purchase agreement (the "Second Stock Purchase Agreement") with Warburg Pincus, whereby the Reporting Person sold an aggregate of 770,000 shares of the Issuer's Common Stock at a price of $13.00 per share to Warburg Pincus. The closing of the sale occurred on the same day. Immediately after the closing, the Reporting Person beneficially owned 6,142,624 shares of the Issuer's Common Stock.

On December 10, 2010, the transactions contemplated in the Stock Purchase Agreement dated May 30, 2010 closed. Immediately upon such closing, the Reporting Person beneficially owns 4,592,624 shares of the Issuer's Common Stock. In addition, after the closing, upon the request of Warburg Pincus, as long as the Reporting Person continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Issuer, the Reporting Person is obligated to use her best efforts to cause an individual nominated by Warburg Pincus to promptly become elected or appointed as a director of the Issuer, so far as such individual is not prohibited by any applicable law or stock exchange rules to be a public company director.

The Reporting Person has used her best efforts to obtain, and the Company has executed and delivered, a registration rights agreement with respect to the shares sold by the Reporting Person to Warburg Pincus, a copy of which is attached hereto as Exhibit 7, which is required pursuant to the Stock Purchase Agreement.

The 4,592,624 shares of Common Stock beneficially owned by the Reporting Person and reported herein also include options to purchase 50,000 shares of Common Stock that are fully vested and currently exercisable or will become exercisable within sixty (60) days of the date hereof at an exercise price of $4.00 per share. The options held by the Reporting Person were issued to the Reporting Person under the Issuer's 2008 Equity Incentive Plan (the "Plan") as compensation for her services as a Director of the Issuer.

CUSIP No. 16938C106	13D	Page 4 of 6 pages

ITEM 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Agreements and the Plan as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer's board of directors which were more fully described in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007. In addition, as described in Item 3 above, the Reporting Person entered into the Stock Purchase Agreement with Warburg Pincus on May 30, 2010 and, upon the closing of the transactions contemplated in the Stock Purchase Agreement on December 10, 2010, the Reporting Person is obligated to use her best efforts to cause an individual nominated by Warburg Pincus to be elected or appointed as a director of the Issuer, so far as such individual is not prohibited by any applicable law or stock exchange rules to be a public company director. The Reporting Person has used her best efforts to obtain, and the Company has executed and delivered, a registration rights agreement with respect to the shares sold by the Reporting Person to Warburg Pincus, a copy of which is attached hereto as Exhibit 7, which is required pursuant to the Stock Purchase Agreement.

On March 16, 2012, seeking to obtain written consent (the “Written Consent”) of stockholders holding a majority of the voting power of all outstanding capital stock of the Company to approve certain actions (the “Proposed Actions”) in accordance with Section 228 of the Delaware General Corporation Law (“DGCL”) and Section 2.07 of Article II of the Amended and Restated Bylaws of the Company (the “Bylaws”), the Reporting Person delivered a written request (the “Request”) for stockholder written consent to certain stockholders of the Company. The Proposed Actions include the (i) removal of Dr. Tong Jun Lin (“Dr. Lin”) from the Board in accordance with Section 141(k) of DGCL and Section 3.03 of the Bylaws, and (ii) election of Mr. Joseph Chow (“Mr. Chow”) to the Board to fill the vacancy resulting from the removal of Dr. Tong Jun Lin in accordance with Section 3.03 of the Bylaws. A copy of the Request (including the form of Written Consent attached thereto) is attached to this Schedule 13D/A as Exhibit 8.

Pursuant to Rule 14a-2(b)(2) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Request did not constitute a general solicitation of stockholder consent under the proxy rules under the Exchange Act as the Request was delivered to no more than ten stockholders of the Company.

As of the date of the filing of this Schedule 13D/A, the Reporting Person has received (i) Written Consents signed by individual record holders of 5,392,624 shares of Common Stock and (ii) notices from the beneficial owners of 2,152,841 shares of Common Stock held by institutional record owners that they have instructed the applicable record holder of their respective shares of Common Stock to execute the Written Consent and return to the Reporting Person. If the Reporting Person is able to secure Written Consents signed by stockholders owning at least a majority of the outstanding capital stock of the Company, i.e., at least 12,800,563 shares of Common Stock, the Proposed Actions will take effect pursuant to Section 228 of the DGCL upon the delivery of a copy of such signed Written Consents to the Company.

As of March 19, 2012, the Reporting Person has delivered Written Consents signed by record holders holding 5,392,624 shares of Common Stock to the Company's registered office in Delaware and principal executive office in Beijing, China.

Except as set forth in this Schedule 13D/A and the registration statement on Form SB-2 referred to above, the Reporting Person has not made any proposals, and has not entered into any agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D/A, the Reporting Person beneficially owns 4,592,624 shares of Common Stock (which includes 50,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Person), which represents approximately 17.9% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person does not own any other securities of the Issuer.

(b) The Reporting Person has the sole power to vote, or direct the vote of 4,542,624 shares of Common Stock and the sole power to dispose of, or direct the disposition of, 4,592,624 shares of Common Stock (which includes 50,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Person), which represents approximately 17.9% of the outstanding shares of Common Stock of the Issuer.

(c) The Reporting Person has not effected any transactions in the Issuer's securities within the past sixty (60) days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D/A and in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As disclosed in Item 3 above, on August 31, 2010, the Reporting Person sold 770,000 shares to Warburg Pincus under the Stock Purchase Agreement dated the same day, and on December 10, 2010, the Reporting Person sold an aggregate of 1,500,000 shares of the Issuer's Common Stock at a price of $13.00 per share to Warburg Pincus pursuant to the Stock Purchase Agreement dated May 30, 2010. Immediately following the consummation of the transactions contemplated in the Stock Purchase Agreement, the Reporting Person beneficially owns 4,592,624 shares of the Issuer's Common Stock. The Reporting Person has used her best efforts to obtain, and the Company has executed and delivered, a registration rights agreement with respect to the shares sold by the Reporting Person to Warburg Pincus, a copy of which is attached hereto as Exhibit 7, which is required pursuant to the Stock Purchase Agreement.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 2

Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 3	Issuer's 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 5

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010, incorporated by reference to Exhibit 5 of the Schedule 13D/A, filed by the Reporting Person on June 25, 2010

Exhibit 6

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of August 31, 2010, incorporated by reference to Exhibit 6 of the Schedule 13D/A, filed by the Reporting Person on September 3, 2010

Exhibit 7

Registration Rights Agreement among Warburg Pincus Private Equity X., L.P., Warburg Pincus X. Partners, L.P. and China Biologic Products, Inc., dated as of December 10, 2010, incorporated by reference to Exhibit 4.1 of the current report on Form 8-K, filed by the Issuer on September 14, 2010

Exhibit 8	Reporting Person Request (including the form of Written Consent attached thereto)

CUSIP No. 16938C106	13D	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this   19th   day of March, 2012.

LIN LING LI

By: /s/ Lin Ling Li
Name: Lin Ling Li

CUSIP No. 16938C106	13D	Page 6 of 6 pages

Exhibit 1

Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 2

Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 3	Issuer's 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 5

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010, incorporated by reference to Exhibit 5 of the Schedule 13D/A, filed by the Reporting Person on June 25, 2010

Exhibit 6

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of August 31, 2010, incorporated by reference to Exhibit 6 of the Schedule 13D/A, filed by the Reporting Person on September 3, 2010

Exhibit 7

Registration Rights Agreement among Warburg Pincus Private Equity X., L.P., Warburg Pincus X. Partners, L.P. and China Biologic Products, Inc., dated as of December 10, 2010, incorporated by reference to Exhibit 4.1 of the current report on Form 8-K, filed by the Issuer on September 14, 2010

Exhibit 8	Reporting Person Request (including the form of Written Consent attached thereto)